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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                               DRAVO CORPORATION
                           (Name of Subject Company)

                               DRAVO CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  261471 10 6
                                  -----------
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               EARL J. BELLISARIO
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                               DRAVO CORPORATION
                               11 STANWIX STREET
                              PITTSBURGH, PA 15222
                                  412-995-5500
          (Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing the Statement)

                             ---------------------

                                   Copies to:

                             MICHAEL J. FLINN, ESQ.
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                           PITTSBURGH, PA 15219-1410
                                  412-562-1027

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Dravo Corporation, a Pennsylvania corporation ("Dravo" or the "Company"). The principal executive offices of the Company are located at 11 Stanwix Street, Pittsburgh, PA 15222. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the common stock, par value $1.00 per share, of the Company ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated September 21, 1998 (the "Schedule 14D-1") filed by Carmeuse Lime, Inc., a Delaware corporation ("Carmeuse" or "Parent"), and DLC Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Parent ("Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") at $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, together constitute the "Offer"), copies of which are filed as Exhibits hereto.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 1998, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The obligations of Parent and Purchaser under the Merger Agreement are guaranteed by Carmeuse SA, which, as disclosed in the Schedule 14D-1, is a Belgian corporation and an affiliate of Parent and Purchaser. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 390 East Joe Orr Road, Chicago Heights, Illinois 60411-0488.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) (1) The election and designation of directors to the Board of Directors of the Company, as provided for in the Merger Agreement (a summary of which is contained in this Schedule 14D-9), is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its shareholders an Information Statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Information Statement is attached as Schedule I hereto and is incorporated herein by reference. Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates are described in Schedule I hereto under the headings "Directors' Compensation," "Beneficial Security Ownership of Directors and Executive Officers," "Executive Officers' Compensation," "Severance Agreements" and "Executive Benefit Plan." Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understanding and no actual or potential conflicts of interest between (i) the Company or its affiliates and the Company's executive officers, directors or affiliates; or (ii) Parent or Purchaser and their respective executive officers, directors or affiliates.

     (b) (2) THE MERGER AGREEMENT.

     The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger") with the Company being the surviving corporation in the Merger as a wholly owned subsidiary of the Parent. As a result of the Merger, each outstanding Share (other than Shares held by the Company in treasury, Shares held by the Purchaser or Parent and Shares held by shareholders who have properly exercised their dissenters' rights under Pennsylvania law) will be converted into the right to receive the Offer Price at the date and time when properly executed Articles of Merger

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are duly filed with the Department of State of the Commonwealth of Pennsylvania
(or such later time as may be specified in the Articles of Merger) (the "Effective Time").

     The following is a summary of the material provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to this Schedule 14D-9.

     The Offer. The Merger Agreement provides that Purchaser will, and Parent shall cause Purchaser to, commence the Offer as promptly as practical but in no event later than five Business Days after the date of the publication of the Offer. The Offer will be subject only to a number of shares of Common Stock being validly tendered and not properly withdrawn prior to the expiration of the Offer which would result in Purchaser's owning such number of shares of Common Stock that represents at least a majority of (i) the actual outstanding shares of Common Stock on a fully diluted basis including shares issuable upon exercise of outstanding options (whether or not exercisable) and other securities convertible into Common Stock and (ii) the voting power of the Company's outstanding voting securities entitled to vote on the Merger (the "Minimum Condition") and satisfaction or waiver of the further conditions set forth in Annex I to the Merger Agreement, any of which conditions may be waived in the sole discretion of Purchaser. Subject to the terms and conditions of the Offer, Purchaser shall pay, as soon as reasonably practicable, for all Shares validly tendered.

     The Offer shall remain open (unless Purchaser elects to terminate the Offer upon the occurrence of an Event (as defined in Annex I to the Merger Agreement)) for a period of twenty (20) Business Days from the commencement of the Offer (the "Expiration Date"), unless Purchaser shall have extended the period of time for which the Offer is open as may be permitted or required by the Merger Agreement, or applicable law, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Merger Agreement provides that Purchaser shall extend the Offer (i) for ten Business Days beyond the initial Expiration Date if the Minimum Condition has not been satisfied; and (ii) on one or more occasions, in each instance for up to ten Business Days beyond the then scheduled Expiration Date, but not beyond the Termination Date. If the Company, Parent or Purchaser receives a request for additional information from a Governmental Agency with respect to the Company's and Parent's filing under the HSR Act, the Offer shall be extended until the waiting period under the HSR Act is terminated or until the Merger Agreement is terminated in accordance with its terms.

     Purchaser shall not, without the prior written consent of the Company, (i) decrease or change the form of the Offer Price, (ii) reduce the number of shares of Common Stock sought pursuant to the Offer, (iii) amend the conditions or impose additional conditions to the Offer, (iv) amend any term of the Offer, (v) amend the Minimum Condition, or (vi) amend any other term of the Offer in a manner adverse to the holders of the Common Stock. Subject to the last sentence of the preceding paragraph, Purchaser may at any time, in its sole discretion, extend the Offer, provided, however, that Purchaser shall consummate the Offer as promptly as possible after all conditions to the Offer have been satisfied or waived.

     Directors. The Merger Agreement provides that promptly upon the purchase by Purchaser, pursuant to the Offer, of such number of Shares (rounded up to the next whole number) as represents at least a majority of the outstanding shares of Common Stock (on a fully diluted basis) and from time to time thereafter, Purchaser shall be entitled to designate such number of directors as will give Purchaser representation equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that such number of shares of Common
Stock so purchased bears to the number of shares of Common Stock outstanding; provided, that in no event shall such number of directors be less than a majority of the total number of directors of the Company. In connection with the foregoing, the Company shall, upon written request by Purchaser, promptly (i) increase the size of the Board of Directors of the Company to the extent permitted by its Articles of Incorporation and By-Laws (as amended if necessary); and/or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors of the Company (and shall hold a Board meeting for such purpose); and (iii) cause Purchaser's designees to be so elected; provided, however, that, in the event that
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Parent's designees are appointed or elected to the Board of Directors, until the
Effective Time, the Board of Directors shall have at least two directors who are directors on the date hereof and who are neither an officer of the Company or its subsidiaries nor a designee, stockholder, affiliate or associate (within the meaning of the federal securities laws) of Parent (the "Independent Directors"); provided further, that if the number of Independent Directors shall be reduced below two for any reason, any remaining Independent Directors (or Independent Director if there is only one) shall be entitled to fill such vacancy(ies) and if no Independent Directors remain, the other directors shall designate one person who shall not be either an officer of the Company or its subsidiaries or a designee, shareholder, affiliate or associate of Parent to fill one of the vacancies which person shall be deemed to be an Independent Director for purposes of the Merger Agreement and who shall be entitled to fill any remaining vacancy in the number of Independent Directors as provided in the Merger Agreement. Pursuant to the Merger Agreement, and subject to applicable law, the Company has agreed to take, at its expense, all action necessary to effect any such election or appointment of Purchaser's designees, including mailing to all holders of record of its outstanding securities the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Purchaser and Parent are obligated to supply to the Company all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule and will be solely responsible for any information disseminated to shareholders with respect to either of them and their respective nominees.

     Upon consummation of the Offer and prior to the Effective Time, in addition to any other approval of the directors required by applicable law or the Articles of Incorporation or By-Laws of the Company, the Merger Agreement provides that the affirmative vote of a majority of the Independent Directors shall be required (i) to amend or terminate the Merger Agreement by the Company,
(ii) to waive any of the Company's rights or to exercise any of its remedies under the Merger Agreement, (iii) to extend the time for performance of Purchaser's obligations under the Merger Agreement or (iv) to take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors of the Company, whether or not such Independent Directors constitute a quorum.

     The Merger. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Purchaser shall be merged into the Company and the separate existence of Purchaser shall thereupon cease, and the Company, as the surviving corporation in the Merger, shall by virtue of the Merger continue its corporate existence under the laws of the Commonwealth of Pennsylvania with all of its rights, privileges, immunities, powers and franchises unaffected thereby. The Merger shall become effective at the Effective Time when properly executed Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania, which filing shall be made as soon as practicable following fulfillment of the conditions set forth in the Merger Agreement, or at such time thereafter as is provided in such Articles of Merger. The Articles of Incorporation of the Company shall, after the Effective Time, be the Articles of Incorporation of the Company and thereafter may be amended in accordance with their terms and as provided by applicable law. The By-laws of Purchaser as in effect at the Effective Time shall, after the Effective Time, be the By-laws of the Company. The directors of Purchaser immediately prior to the Effective Time shall, after the Effective Time, be the directors of the Company and the officers of the Company immediately prior to the Effective Time shall, after the Effective Time, be the officers of the Company, in each case until their respective successors are duly elected and qualified.

     Consideration to be Paid in the Merger. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Purchaser, Parent or in the treasury of the Company, all of which shall be canceled, and other than shares of Common Stock held by shareholders exercising their dissenters' rights) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $13.00 per Share, in cash, without interest (subject to any applicable withholding tax).

  Preference Stock Unaffected

     As of the Effective Time, each issued and outstanding share of the Company's Cumulative Convertible Series B Preference Stock and Series D Cumulative Convertible Changeable Preference Stock (together, the "Preference Stock") shall remain outstanding and unaffected by the Merger unless redeemed or converted

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pursuant to the terms and conditions of the Company's Articles of Incorporation and the applicable statement of designation of preferences and rights for such Preference Stock.

     Company Stock Options. At the Effective Time, each option (an "Option") to purchase Common Stock issued by the Company which is outstanding shall be canceled by virtue of the Merger and shall cease to exist. Each holder of an Option, whether or not such Option is immediately exercisable, shall be entitled to receive at the Effective Time, for each share of Common Stock issuable upon exercise of such Option, an amount (subject to any applicable withholding tax) in cash equal to the excess of (x) the Offer Price over (y) the per share exercise price of the Option as in effect immediately prior to the Effective Time. No consideration shall be payable with respect to any Option if the exercise price of such Option exceeds the Offer Price.

     Approval Required. The Merger Agreement provides that if required by applicable law to approve the Merger, the Company will, promptly following consummation of the Offer, take all action necessary in accordance with the PBCL and its Articles of Incorporation and By-Laws to convene a meeting of its shareholders to consider and vote upon the Plan of Merger contained in the Merger Agreement and the transactions contemplated thereby. If a meeting of the Company's shareholders is to be called, the Company shall, if and to the extent requested by Purchaser but subject to the fiduciary duties of the Independent Directors, use all reasonable efforts to solicit from such shareholders proxies in favor of the adoption of the Plan of Merger and shall take all other action reasonably necessary, or which otherwise may be reasonably requested by Purchaser, to secure a vote of such shareholders in favor of adoption of the Merger Agreement. The Company's Board of Directors has agreed to include in its Proxy or Information Statement relating to that meeting the recommendation of its Board of Directors that the shareholders of the Company vote in favor of the adoption of the Merger Agreement.

     Purchaser and Parent have each agreed to vote or cause to be voted all of the Common Stock then owned by it in favor of the Merger and the Company has agreed to vote or cause to be voted all securities entitled to vote at such meeting with respect to which proxies in the form distributed by the Company have been given, and not voted against the adoption of the Merger Agreement, in favor of adoption of the Merger Agreement.

     In the event that Purchaser or Parent shall acquire at least 80% or more of the outstanding shares of each class of the Company's capital stock, the parties have agreed to take all necessary and appropriate action, to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of shareholders of the Company in accordance with Section 1924(b)(ii) of the PBCL.

     Dissenting Shareholders--Common Stock. Notwithstanding anything in the Merger Agreement to the contrary, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who (i) have not voted such shares in favor of the Merger and (ii) have delivered timely a written demand for appraisal of such shares in the manner provided in Subchapter D of Chapter 15 of the PBCL ("Subchapter D") shall not be canceled and converted into the right to receive the Offer Price, unless and until such shareholder shall have failed to perfect, or effectively shall have withdrawn or lost, such shareholder's right to appraisal and payment under the PBCL, but rather, such shareholders shall be entitled to payment of the fair value of their shares determined and payable in accordance with the provisions of Subchapter D. If such shareholder shall have so failed to perfect, or effectively shall have withdrawn or lost such right, the Common Stock owned by such shareholder shall thereupon be deemed to have been canceled and converted at the Effective Time, into the right to receive the Offer Price. From and after the Effective Time, no shareholder who has demanded appraisal rights as provided in Subchapter D shall be entitled to vote his or her shares of Common Stock for any purpose or to receive payment of dividends or other distributions with respect to such shares (except dividends and other distributions payable to shareholders of record at a date which is prior to the Effective Time). The Company shall give Purchaser prompt notice of all written demands received by it for appraisal of Common Stock and shall not settle or compromise any such demand without the prior written consent of Purchaser.

     Dissenting Shareholders--Preference Stock. Notwithstanding anything in the Merger Agreement to the contrary, shares of Preference Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders of shares of Preference Stock who (i) have not voted such shares in favor of the Merger and (ii) have delivered timely a written demand for appraisal of such shares in the manner provided in
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Subchapter D, unless and until such shareholder shall have failed to perfect, or effectively shall have withdrawn or lost, such shareholder's right to appraisal and payment under the PBCL, shall be entitled to payment of the fair value of their shares determined and payable in accordance with the provisions of Subchapter D. If such shareholder shall have so failed to perfect, or effectively shall have withdrawn or lost such right, the Preference Stock owned by such shareholder shall remain outstanding and unaffected by the Merger. From and after the Effective Time, no shareholder who has demanded appraisal rights as provided in Subchapter D shall be entitled to vote his or her shares of Preference Stock for any purpose or to receive payment of dividends or other distributions with respect to such shares (except dividends and other distributions payable to shareholders of record at a date which is prior to the Effective Time). The Company shall give Purchaser prompt notice of all written demands received by it for appraisal of Preference Stock and shall not settle or compromise any such demand without the prior written consent of Purchaser.

     Interim Operations. The Company has agreed that, except as expressly contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct and will cause each of its subsidiaries to conduct its operations according to its ordinary and usual course of business and consistent with past practice and the Company will use and cause each of its subsidiaries to use its best efforts to preserve intact its business organization and to maintain its existing relationships with customers, suppliers, employees, creditors and business partners.

     In addition, without limiting the generality of the foregoing and except as otherwise expressly provided in the Merger Agreement, the Company has agreed that, without the prior written consent of Parent:

          1. the Company shall not, directly or indirectly, amend its or any of its subsidiaries' Articles or Certificate of Incorporation or By-laws or similar organizational documents;

          2. the Company shall not, and it shall not permit any of its subsidiaries to: (i) (A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of any of its subsidiaries (other than regularly scheduled dividends on the Preference Stock in accordance with the terms of the Preference Stock) or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock (or options, warrants, calls, commitments or rights of any kind to acquire any shares of capital stock) or that of any of its subsidiaries, other than redemptions of Preference Stock required by the Company's Articles of Incorporation; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any of its subsidiaries, other than Common Stock issuable upon the exercise of the Options, or upon the conversion of the Series B Preferred or Series D Preferred outstanding on the date hereof or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of its subsidiaries;

          3. the Company shall not, and it shall not permit any of its subsidiaries to, acquire or agree to acquire, or dispose of or agree to dispose of, any material assets other than in the ordinary course of business, either by purchase, merger, consolidation, sale of shares in any of its subsidiaries or otherwise;

          4. the Company shall not, and it shall not permit any of its subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of the Owned Real Property or Leased Property (except for mortgages on such real property existing on the date hereof) or, other than in the ordinary course of business, intellectual properties;

          5. neither the Company nor any of its subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its officers, directors or key employees, except for (A) increases in the ordinary course of business consistent with past practices or to the extent required by any contract, and (B) payment immediately prior to consummation of the Offer, of a pro rata portion of the 1998 target award under the Company's Annual Incentive Plan for which amounts have been accrued on the Company's financial statements, or (ii) (A) adopt any new, (B) grant any award under any, or
     (C) amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing employee benefit or compensation plan other than as contemplated by the Merger Agreement or in accordance with the provisions of such benefit plan; or
     (iii) increase the

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     number of directors of the Company, enter into or modify or amend any existing employment or severance agreement with or, grant any severance or termination rights to any officer, director or employee of the Company or any of its subsidiaries or terminate any of the employees of the Company other than in the ordinary course of business; or (iv) enter into or modify in any material respect any collective bargaining agreement;

          6. neither the Company nor any of its subsidiaries shall modify, amend or terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims;

          7. neither the Company nor any of its subsidiaries shall: (i) incur or assume any indebtedness other than indebtedness with respect to working capital in amounts consistent with past practice; (ii) materially modify any existing indebtedness or obligation; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary), other than immaterial amounts in the ordinary course of business consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary advances to employees in accordance with past practice); or (v) enter into any material commitment or transaction other than in the ordinary course of business;

          8. neither the Company nor any of its subsidiaries shall change any of the accounting methods, practices or policies used by it, unless required by generally accepted accounting principles or SEC rules and regulations;

          9. the Company shall not, and it shall not permit any of its subsidiaries to, make or agree to make any capital expenditures, except for capital expenditures that are not materially inconsistent with the 1998 Plan;

          10. the Company shall not, and it shall not permit any of its subsidiaries to, make any material tax election (unless required by law) or settle or compromise any material income tax liability;

          11. the Company shall not, and it shall not permit any of its subsidiaries to, (i) waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party, or (ii) pay, discharge or satisfy any legal proceeding, other than a payment, discharge or satisfaction, (A) involving payments by the Company or its subsidiaries of less than $100,000, or (B) for which liabilities are fully reflected on or are fully reserved against in the Company's most recent consolidated financial statements (or the notes thereto) included in the Company SEC Reports, in each case in complete satisfaction, and with a complete release, of such matter with respect to all parties to such matter;

          12. the Company shall not, and it shall not permit any of its subsidiaries to, make any payment or incur any liability or obligation for the purpose of obtaining any consent from any third party to the transactions contemplated under the Merger Agreement; and

          13. neither the Company nor any of its subsidiaries shall enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Employee Benefits. Until at least December 31, 1999, Parent will cause the Company to maintain, at its option, either (i) the employee benefit plans of the Company and its subsidiaries in effect on the date of the Merger Agreement or
(ii) other benefits to employees of the Company and its subsidiaries that are not materially less favorable in the aggregate to such employees than those in effect on September 15, 1998; provided, however, that the Company will not maintain any plan or arrangement that provides for the issuance of securities of the Company.

     Notwithstanding anything in the Merger Agreement to the contrary, prior to consummation of the Merger, Purchaser and Parent have agreed that the Company may pay eligible participants a pro rata portion (from January 1, 1998 through the Effective Time) of the 1998 target award under the Company's Annual Incentive Plan, for which amounts have been accrued on the Company's financial statements through such date.

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     Parent has acknowledged the existence of those certain agreements between the Company and various employees and former employees of the Company which provide for the payment of severance benefits in certain circumstances, and Parent has agreed that after the Effective Time such agreements shall continue to be an obligation of the Company and shall remain in full force and effect.

     Parent and Purchaser have agreed that until at least March 31, 2000, Parent or its affiliates shall maintain the Company's Pittsburgh, Pennsylvania office.

     No Solicitation. The Company has agreed that it will not and will not permit any of its subsidiaries or its Company Representatives to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal; (ii) participate in any discussions or negotiations regarding any Takeover Proposal; or (iii) enter into any agreement with respect to any Takeover Proposal; provided, however, that, if at any time prior to the Effective Time, the Board of Directors of the Company determines in good faith, in consultation with its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties, the Company may, in response to an unsolicited Takeover Proposal, (x) furnish information with respect to the Company to any person pursuant to a confidentiality agreement and (y) participate in negotiations regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Company Representative shall be deemed to be a breach by the Company.

     The Company has agreed that neither the Board of Directors of the Company nor any committee thereof shall: (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger Agreement or the Offer or the Merger; (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal; or (iii) cause the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, in consultation with its legal counsel as to legal matters, that it is necessary to do so in order to comply with its fiduciary duties, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Merger Agreement, the Offer and the Merger, approve or recommend a Superior Proposal or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the fifth Business Day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal.

     In addition, the Company shall promptly advise Parent orally of any request for information or of any Takeover Proposal, including the terms of such Takeover Proposal.

     For the purposes of the preceding paragraphs in this section (The Merger Agreement -- No Solicitation) "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any: (A) merger, consolidation or similar transaction involving the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or its subsidiaries outside the ordinary course of business representing 10% or more of the consolidated assets of the Company and its subsidiaries, (C) issue, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the Company or (D) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any "group" (as such term is defined under the Exchange
Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of more than 20% of the outstanding Common Stock, in each case, other than the transactions with Parent contemplated by the Merger Agreement.

     Indemnification. Purchaser and Parent have agreed that until and after the Effective Time, Purchaser's By-laws shall contain indemnification and limitation of liability provisions which are substantially identical to the indemnification and limitation of liability provisions of Article XVII of the By-laws of the Company, and such provisions shall not be amended, repealed or otherwise modified in any manner that would make any of such provisions less favorable to the directors, officers and employees of the Company than pertain to such persons on the date thereof. Without limiting the foregoing, from the Effective Time and for a period of six years after the Effective Time, Parent shall, (i) indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries and of Purchaser (collectively, the "Indemnified Parties"), from and against, and pay or reimburse the Indemnified Parties for, all losses, obligations, expenses, claims, damages or liabilities resulting from third-party claims (and involving claims by or in the right of the Company) and including interest, penalties, out-of-pocket expenses and attorneys' fees incurred in the investigation or defense of any of the same or in asserting any of their rights hereunder resulting from or arising out of actions or omissions of such Indemnified Parties occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) to the fullest extent permitted or required under (A) applicable law, (B) the Articles of Incorporation or By-laws of the Company or Purchaser in effect on the date of the Merger Agreement, including, without limitation, provisions relating to advances of expenses incurred in the defense of any action or suit, or (C) any indemnification agreement between the Indemnified Party and the Company; and (ii) advance to any Indemnified Parties expenses incurred in defending any action or suit with respect to such matters, in each case to the extent such Indemnified Parties are entitled to indemnification or advancement of expenses under the Company's or Purchaser's Articles of Incorporation and By-laws in effect on the date thereof and subject to the terms of such Articles of Incorporation and By-laws; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of each such claim shall continue until final disposition of such claim.

     If Parent or the Company, as the case may be, or any of their respective successors or assigns (i) reorganizes or consolidates with or merges into any other person and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation or merger, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or persons, then, and in such case, proper provision will be made so that the successors and assigns of Parent or the Company assume all of the indemnification obligations of Parent or the Company, as the case may be.

     Parent shall use commercially reasonable efforts for a period of six years after the Effective Time to provide officers' and directors' liability insurance coverage for acts or omissions occurring prior to the Effective Time, including but not limited to the transactions contemplated by the Merger Agreement, covering each person currently covered by the Company's existing officers' and directors' liability insurance policy, or who becomes covered by such policy prior to the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on September 15, 1998, provided that in satisfying such obligation, Parent shall not be obligated to pay premiums in excess of 150% of the amount per annum the Company paid in 1997, and provided further that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such amount.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the Offer shall have been consummated in accordance with its terms; (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) the Merger Agreement shall have been adopted by the requisite vote of the Company's shareholders or, if permitted by Section 1924(b)(1)(ii) of the PBCL, by the Board of Directors of the Company; and (iv) no preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its best efforts to have any such injunction lifted).

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company and its subsidiaries with respect to (i) corporate organization, good standing and corporate power, (ii) capitalization, (iii) corporate authority to enter into the Merger Agreement (iv) consents and approvals, (v) accuracy of Commission reports and financial statements, (vi) absence of certain changes or events, (vii) litigation and liabilities, (viii) accuracy of information supplied by the Company for the Offer Documents, Schedule 14D-9, the Rule 14f-1 Information Statement, the Proxy Statement (if required), and other documents and any amendments or supplements thereto, (ix) ERISA matters, (x) brokers' and finders' fees and expenses, (xi) obtaining the opinions of financial advisors as to the fairness of the Offer Price to be received by the shareholders pursuant to the Offer from a financial point of view,

(xii) compliance with laws and permits, (xiii) environmental matters, (xiv) tax matters, (xv) contracts, (xvi) changes in equity and (xvii) real property.

     Parent and Purchaser have also made certain representations and warranties with respect to (i) corporate organization, good standing and corporate power,
(ii) corporate authority to enter into the Merger Agreement, (iii) consents and approvals, (iv) brokers' and finders' fees and expenses and (v) financing.

     All representations and warranties set forth in the Merger Agreement shall terminate at the Effective Time. All covenants and agreements set forth in the Merger Agreement shall survive in accordance with their terms.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the Company's shareholders: (i) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company; (ii) by either Parent or the Company if the Offer shall not have been consummated on or before December 14, 1998 (the "Termination Date") (provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under the Merger Agreement); (iii) by the Company if any of the conditions specified in the Merger Agreement have not been satisfied or waived by the Company at such time as such condition is no longer capable of satisfaction; (iv) by Parent if any of the conditions specified in the Merger Agreement have not been satisfied or waived by Parent at such time as such condition is no longer capable of satisfaction; (v) by the Company, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) would give rise to a failure of condition, and (B) cannot be or has not been cured within thirty (30) days after the giving of notice to Parent of such breach; and (vi) by the Company, in connection with entering into an agreement for a Superior Proposal, provided the Company has complied with all provisions thereof, including the notice provisions therein.

     In the event of termination of the Merger Agreement by either Parent or the Company, the Merger Agreement shall forthwith become void and of no further force and effect; provided, however, that each of the parties shall be entitled to pursue, exercise and enforce any and all remedies, rights, powers and privileges available to it at law or in equity for any breach of the Merger Agreement which occurred prior to such termination unless Parent is entitled to payment of a $9,500,000 topping fee (the "Topping Fee"), in which case the Merger Agreement shall be of no further force or effect, the Company shall have no other or further obligation to Parent or Purchaser (except payment of such fee) and neither Purchaser nor Parent shall have any Remedies against Company or any subsidiary under the Merger Agreement.

     Fees and Expenses. Except as provided in the following paragraph, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses.

     If either (A)(i) the Company receives a bona fide Takeover Proposal at any time after the date of the Merger Agreement and prior to the termination of the Merger Agreement, (ii) the Merger Agreement terminates prior to the consummation of the Offer for any reason (other than a breach of the Merger Agreement by Parent or Purchaser), and (iii) the Company enters into a definitive agreement for a Takeover Proposal (as defined below) with a third party within six (6) months after the termination of this Agreement which is thereafter consummated, or (B) the Company terminates the Merger Agreement in connection with a Superior Proposal, then, in either event, the Company shall pay to Parent, by wire transfer of immediately available funds, within two days after the consummation of the Takeover Proposal or Superior Proposal, as the case may be, the Topping Fee.

     For the purposes of determining whether or not the Topping Fee is payable only, the term "Takeover Proposal" shall mean any proposal or offer from any person relating to any: (A) merger, consolidation or similar transaction involving the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or its subsidiaries outside the ordinary course of business representing 10% or more of the consolidated assets of the Company and its subsidiaries, (C) issue, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of the Company or (D) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of more than 50% of the outstanding Common Stock, in each case, other than the transactions with Parent contemplated by the Merger Agreement.

     Amendment. Subject to applicable law, the Merger Agreement may be amended by the parties, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval thereof by the shareholders of the Company, but, after such approval, no amendment shall be made which changes the Offer Price or which in any way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

     (b)(3) ARRANGEMENTS WITH DIRECTORS, OFFICERS AND EMPLOYEES.

     Certain directors, officers and employees of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as shareholders of the Company generally. The Company's Board of Directors was aware of these interests when it considered and approved the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Offer, the shareholders of the Company should be aware of these interests.

     The Company has granted options to purchase shares of Common Stock to non-employee directors, executive officers and certain other key employees of the Company and its subsidiaries pursuant to the terms of the Company's Long Term Incentive Award Plan of 1983, the Employee Stock Option Plan of 1988 and/or the Stock Option Plan of 1994. Such stock options were intended to provide a long-range incentive and a shareholder's perspective to those persons principally responsible for the continued growth and financial success of the Company. Pursuant to the Merger Agreement, each option to purchase Common Stock issued by the Company which is outstanding at the Effective Time shall be canceled by virtue of the Merger and shall cease to exist and each holder of an Option, whether or not such Option is immediately exercisable, shall be entitled to receive at the Effective Time, for each share of Common Stock issuable on exercise of such Option, an amount in cash equal to the excess of (x) the Offer Price over (y) the per share exercise price of the Option as in effect immediately prior to the Effective Time. No consideration shall be payable with respect to any Option if the exercise price of such Option exceeds the Offer Price. The consideration due shall be payable without interest after (x) verification by the Paying Agent of the ownership and terms of the particular Option by reference to the Company's records and (y) delivery of a written instrument duly executed by the owner of the Option, in a form to be provided by the Paying Agent promptly after the Effective Time, setting forth (i) the aggregate number of shares of Common Stock acquirable by such Option holder upon exercise of all Options held by such holder, whether or not such Options are immediately exercisable, the respective issue dates of each Option and the exercise price of each Option; (ii) a representation by the person that he or she is the owner of all Options described pursuant to clause (i), and that none of those Options has expired or ceased to be exercisable; and (iii) a consent to the treatment of such Options pursuant to the Merger Agreement in full satisfaction of all rights relating to such Options.

     The Company has entered into agreements with the executive officers of the Company, as well as certain other officers and employees of the Company, that provide for the payment of severance benefits to such officers and employees in certain circumstances. Specifically, under those agreements, such officers and employees are entitled to receive continued compensation and benefits, including eligibility, coverage, vesting and benefit provisions under the Company's benefit plans as if they were still an employee of the Company, for a period of two years following the date of their termination in the event that their employment is terminated by the Company other than "for cause" (as defined in those agreements). In the Merger Agreement, Parent has acknowledged the existence of these agreements and has agreed that after the Effective Time, such agreements shall continue to be an obligation of the Company and shall remain in full force and effect.

     Under the Merger Agreement, Parent has agreed (i) to maintain in Purchaser's By-laws after the Effective Time indemnification provisions which are substantially similar to the indemnification provisions in the

Company's By-laws immediately prior to the Effective Time; (ii) to indemnify, defend and hold harmless for six years after the Effective Time the Company's present and former directors, officers, employees and agents against any liability or expenses they may incur resulting from or arising out of any actions or omissions prior to the Effective Time to the fullest extent permitted by law, the Company's or Purchaser's Articles of Incorporation or By-laws, or by any agreement; and (iii) to use commercially reasonable efforts for a period of six years after the Effective Time to provide officers' and directors' liability insurance coverage for acts or omissions prior to the Effective Time covering each person currently covered by the Company's existing officers' and directors' liability insurance policy, or who becomes covered by such policy prior to the Effective Time, on terms and in amounts no less favorable than the Company's policy in effect on September 15, 1998, subject to certain limitations. See Item 3(b)(2), "The Merger Agreement -- Indemnification," above.

     (b)(4) CONFIDENTIALITY AGREEMENT.

     The following is a summary of certain provisions of the Confidentiality Agreement, dated April 29, 1998 (the "Confidentiality Agreement"), between the Company and Parent. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as an Exhibit hereto and incorporated herein by reference.

     In reliance on the Confidentiality Agreement, the Company supplied Parent and its directors, officers, employees, agents or advisors (collectively, "Representatives") with certain non-public, confidential and proprietary information about the Company ("Evaluation Material"). Parent and its Representatives have agreed in the Confidentiality Agreement not to use any such Evaluation Material (whether prepared by the Company, its advisors or otherwise and irrespective of the form of communication) which has been furnished to Parent or to its Representatives in any manner that is detrimental to the Company. Parent has also agreed that, without the prior written consent of the Company, neither it nor its Representatives would disclose to any other person the fact that the Evaluation Material has been made available, that discussions or negotiations were taking place concerning a possible transaction involving the companies or any of the terms, conditions or other facts with respect thereto, unless in the written opinion of counsel to a party that such disclosure is required by law and then only with as much prior written notice to the Company as is practical under the circumstances. Parent also agreed that it would not, without the prior written consent of the Company, directly or indirectly, enter into any agreement, arrangement or understanding, with any other person regarding a possible transaction involving the Company. In addition, Parent agreed (with certain exceptions) that it would not, without the prior written consent of the Board of Directors of the Company, for a period of eighteen months from the date of the Confidentiality Agreement, acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a meeting held on September 14, 1998, at which all the directors were present, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby. The Board of Directors has determined that the Merger Agreement is fair to and in the best interests of the Company and its shareholders. The Board recommends that shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and if a meeting of the Company's shareholders is required to be called and held in accordance with applicable law, recommends that shareholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For a discussion of the Board's reasons for its recommendation, see "Reasons for Recommendation," below.

     A joint press release announcing the Merger Agreement and related transactions and a letter to the shareholders of the Company communicating the Board's recommendation are filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.

  (b) BACKGROUND TO THE OFFER; REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

  Background of the Offer

     In October 1996, Dravo announced that, with the assistance of its financial advisor, Lehman Brothers Inc., it intended to investigate its strategic alternatives. Dravo desired to expand the scope of its business and thereby lessen the sensitivity of Dravo's financial results to its customers' utilization of lime. This process, which included exploring business combinations with several potential buyers, ultimately did not result in a shift from Dravo's fundamental strategy. Instead, in July 1997, Dravo announced that it would pursue internal growth through implementation of its strategic plan.

     In December 1997, Dravo retained Salomon Smith Barney Inc. ("Salomon Smith Barney") as its financial advisor for the purpose of providing Dravo with general financial advice as well as further assisting Dravo in its evaluation of strategic alternatives.

     In early March 1998, it became generally known in the industry that Global Stone Corporation, a major Canadian lime and aggregates producer, was for sale and was actively seeking a buyer. On April 15, 1998, it was announced that Oglebay Norton Corporation, a Cleveland-based company engaged in marine transportation and materials handling, had entered into an agreement for the acquisition of Global Stone Corporation. This transaction confirmed that the consolidation trend in the North American lime industry would likely continue and it became apparent that critical mass would be important to future success in the industry.

     In early April 1998, a company with interests in the lime industry ("Company A") approached Dravo regarding a possible business combination. Prior to this time, several companies, including Company A, had informally indicated an interest in acquiring Dravo but none of those contacts moved beyond the very preliminary stages. In response to Company A's approach, Dravo asked Company A to execute a confidentiality agreement and invited Company A to conduct a due diligence investigation of Dravo. Dravo made available to Company A certain nonpublic information regarding Dravo, and Dravo's management made presentations to Company A and its representatives regarding Dravo's business and prospects.

     In late April 1998, while Dravo continued its discussions with Company A, Carmeuse approached Dravo to determine whether Dravo would be interested in discussing a business combination. Dravo indicated that it would be interested in discussing such a transaction and, after having Carmeuse execute the Confidentiality Agreement, Dravo made available to Carmeuse the same information that it had made available to Company A. On May 14 and 15, 1998, members of Dravo's management made a presentation to members of Carmeuse's management regarding the business and prospects of Dravo. Dravo indicated to Carmeuse that time was of the essence because of Dravo's ongoing discussions with Company A. Ultimately, Company A informed Dravo that it was not comfortable with several due diligence issues and it withdrew from the process in May 1998. At the same time, Carmeuse indicated that it was still interested in a transaction, but for internal reasons Carmeuse ceased actively pursuing such a transaction.

     In early May 1998, another company with interests in the lime industry ("Company B") indicated that it would be interested in exploring a business combination with Dravo. Dravo indicated it would be interested in discussing such a transaction and, after having Company B execute a confidentiality agreement, Dravo made available to Company B the same information that it had previously made available to Company A and to Carmeuse. In late July 1998, Company B concluded its due diligence on Dravo and in early August 1998, Dravo commenced discussions with Company B regarding a stock-for-stock merger with Company B. Negotiations with Company B terminated in August 1998 after Dravo's Board determined, among other things, that the exchange ratio in Company B's proposed stock-for-stock merger was not in the best interests of Dravo or its shareholders.

     At that time, Carmeuse, together with its announced North American joint venture partner, Lafarge Aluminates, Lime & Admixtures ("Lafarge") (together, Carmeuse and Lafarge are referred to herein as "Carmeuse/Lafarge"), expressed in writing a renewed interest in acquiring all of Dravo's outstanding Common Stock for $13.00 per Share, in cash, subject to a number of conditions, including further due diligence, board approvals and the negotiation of a definitive merger agreement. Also, during August 1998, Company A contacted Dravo to indicate its willingness to reopen discussions regarding a possible business combination. Dravo's Board directed Dravo's management and Salomon Smith Barney to contact Carmeuse/Lafarge to pursue their indication of interest and to contact Company A to discuss their renewed interest in exploring a business combination.

     Given Lafarge's proposed involvement with Carmeuse, Dravo asked Lafarge to agree to be bound by Carmeuse's Confidentiality Agreement with Dravo and then invited Carmeuse/Lafarge to conduct due diligence on Dravo. On August 11, Dravo sent to Carmeuse/Lafarge a draft of a merger agreement and related disclosure schedules. In the ensuing weeks, Carmeuse/Lafarge conducted due diligence on Dravo. From August 27 through September 1, 1998, members of Dravo's management made a presentation to members of Carmeuse's management and Lafarge's management regarding the business and prospects of Dravo. During this period, Dravo also had several meetings with representatives of Company A to discuss various forms that a possible transaction might take.

     On September 2, 1998, as Carmeuse/Lafarge was completing its due diligence investigation of Dravo, Carmeuse/Lafarge and its advisors and Dravo and its advisors commenced negotiation of a definitive merger agreement. After the parties had reached a tentative agreement on most of the terms of the transaction, other than price, Dravo scheduled a special meeting of its Board of Directors for September 14, 1998, which was also the earliest day that Lafarge could schedule a meeting of its Board to consider the transaction. Immediately preceding the start of Dravo's September 14, 1998 Board meeting, Carmeuse confirmed in writing its offer to acquire all of the outstanding Common Stock of Dravo for $13.00 per Share, in cash, on the terms set forth in the Merger Agreement. At the Dravo Board meeting, Dravo's senior management, together with Salomon Smith Barney and Buchanan Ingersoll Professional Corporation, counsel to Dravo, reviewed the proposed transaction with the Board of Directors. The Board then unanimously approved the Merger Agreement. The Merger Agreement was executed as of September 15, 1998 by representatives of Dravo and Carmeuse and publicly announced on September 15, 1998.

  Reasons for Recommendation

     The Company's Board of Directors determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In arriving at its decision regarding its recommendation set forth above, the Board of Directors considered, among other things, the following:

          (1) the terms and conditions of the Merger Agreement, the Offer and the Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

          (2) the financial condition, results of operations, cash flows and prospects of the Company, as well as the Board of Directors' knowledge of the business, operations, assets and properties of the Company on both a historical and prospective basis;

          (3) the recent and historical market prices and trading volume of the Company Common Stock and the premium to such market prices represented by the Offer Price;

          (4) the current status of the industry in which the Company competes and the Company's position in that industry;

          (5) the financial condition and business reputation of Parent (and Lafarge), and the ability of Parent and Purchaser, together with Lafarge, to complete the Offer and the Merger in a timely manner;

          (6) the extensive arms-length negotiations between the Company and the Parent that resulted in the Merger Agreement and the Offer Price;

          (7) the process that resulted in the Merger Agreement, including possible alternative transactions to the Offer and the Merger (including the status of discussions with Company A) and the number of other parties contacted;

          (8) the fact that the Merger Agreement permits the Company's Board of Directors, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal (Upon the consummation of a transaction resulting from a Superior Proposal, the Company must pay Parent a topping fee of $9,500,000.); and

          (9) the oral opinion of Salomon Smith Barney (which opinion was confirmed by delivery of a written opinion dated September 15, 1998, the date of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Offer Price to be received in the Offer and the Merger by holders of Company Common Stock (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's written opinion dated September 15, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as an Exhibit and is incorporated herein by reference. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger by holders of Company Common Stock (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares of Company Common Stock pursuant to the Offer. HOLDERS OF COMPANY COMMON STOCK ARE URGED TO CAREFULLY READ SUCH OPINION IN ITS ENTIRETY.

     The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Salomon Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney for its services an aggregate financial advisory fee based on a percentage of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Salomon Smith Barney is currently estimated to be approximately $2,700,000. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Salomon Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that executive officers of the Company may have acquired beneficial ownership of Shares under the Company's 401(k) Savings Plan, which acquisitions are not material.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) or 4, there are no transactions, Board of Director resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  (A) SUBCHAPTER 25E RIGHTS

     Holders of Common Stock have certain rights ("Subchapter 25E Rights") under Subchapter 25E of the Pennsylvania Law ("Subchapter 25E") which will become applicable prior to the Effective Time in the event that

Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of the Company, in connection with the Offer or otherwise (a "Control Transaction"). In such event, shareholders of the Company would have the right to demand "fair value" of such shareholders' Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, "fair value" may not be less than the highest price per Share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of the Company, that may not be reflected in such price. Purchaser states in its Schedule 14D-1 that it believes that the Offer Price represents fair value of the Shares within the meaning of Subchapter 25E. Subchapter 25E Rights would attach immediately upon consummation of a Control Transaction and require that any shareholder seeking such appraisal must make a demand for fair value within a reasonable time after the notice to shareholders that a Control Transaction has occurred is given by the controlling person or group in accordance with Subchapter 25E, which time period may be specified in such notice, as well as comply with the other procedures of Subchapter 25E. Subchapter 25E Rights are available only with respect to shares of a registered corporation held by a shareholder after the occurrence of a Control Transaction; accordingly, Subchapter 25E Rights would not be available with respect to any Shares tendered in the Offer and accepted for payment. Although under the terms of the Merger Agreement, Parent and Purchaser may waive the Minimum Condition, they have stated in their Schedule 14D-1 that they do not currently intend to do so; and Parent and Purchaser may terminate the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Offer) if the Minimum Condition is not satisfied. The foregoing summary of rights under Subchapter 25E is qualified in its entirety by reference to the full text of Subchapter 25E.

  (B) ANTITRUST

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Parent and the Company filed their respective required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on September 17, 1998 and September 21, 1998, respectively. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on the fifteenth day after Parent filed its Form, unless early termination of the waiting period is granted or Parent and the Company receive a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Parent has requested early termination of the applicable waiting period. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. There can be no assurance that the waiting period will be terminated early. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the results will be.

  (C) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE COMPANY'S BOARD

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     99.1 Agreement and Plan of Merger dated as of September 15, 1998 by and among Parent, Purchaser and the Company.

     99.2 Offer to Purchase dated September 21, 1998.

     99.3 Confidentiality Agreement dated April 29, 1998 by and between Parent and the Company.

     99.4 Joint Press Release issued by Parent and the Company on September 15, 1998.

     99.5 Opinion of Salomon Smith Barney Inc. dated September 15, 1998*.

     99.6 Letter to the Shareholders dated September 21, 1998.*

     99.7 Reference is made to the information under the captions "Directors' Compensation," "Beneficial Security Ownership of Directors and Executive Officers," "Executive Officers' Compensation," "Executive Benefit Plan," and "Severance Agreements" which are included in Schedule I hereto.
---------------
*  Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 21, 1998                  DRAVO CORPORATION

                                          /s/ CARL A. GILBERT
                                          --------------------------------------
                                          Name: Carl A. Gilbert
                                          Title: President and Chief Executive
                                          Officer

                                                                      SCHEDULE I

                               DRAVO CORPORATION
                               11 STANWIX STREET
                              PITTSBURGH, PA 15222

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about September 21, 1998 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, upon the purchase by the Purchaser of a majority of the outstanding shares of common stock, par value $1.00 per share of the Company (the "Shares"), pursuant to the Offer, promptly to cause the Purchaser's designees to be elected to the Board under the circumstances described therein. See "Rights to Designate Directors; Purchaser's Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on Monday, September 21, 1998. The Offer is scheduled to expire at 12:00 midnight on Monday, October 19, 1998, New York City time, unless the Offer is extended. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change in control of the Company.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The Company had outstanding on September 15, 1998, 14,718,694 shares of common stock, par value $1.00 per share (the "Common Stock"), 16,000 shares of $2.475 Cumulative Convertible Series B Preference Stock, par value $1.00 per share (the "Series B Preference Stock"), and 200,000 shares of Series D Cumulative Convertible Exchangeable Preference Stock, par value $1.00 per share (the "Series D Preference Stock").

     Holders of Common Stock, Series B Preference Stock and Series D Preference Stock are entitled to one vote for each share of any class held and to cumulative voting rights in the election of directors. Under cumulative voting, each shareholder, or the shareholder's proxy, is entitled, in the election of directors, to that number of votes as determined by multiplying the number of directors to be elected by the number of shares held by the shareholder. The shareholder may then accumulate such votes and give to one or distribute to either nominee as many votes as shall equal the total number of votes to which the shareholder is entitled. The nominees receiving the greatest number of votes are elected directors.

     The shareholders of each class of the Company's outstanding capital stock vote together as a single class on those matters brought to the shareholders of the Company for their vote or approval, including the elections of directors.

     The Company has a classified Board of Directors, meaning that the Directors of the Company are divided into three classes with the terms of one class expiring each year. The term of each class of directors is three years.

RIGHTS TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by Purchaser, pursuant to the Offer, of such number of Shares (rounded up to the next whole number) as represents at least a majority of the outstanding shares of Common Stock (on a fully diluted basis) and from time to time thereafter, Purchaser shall be entitled to designate such number of directors as will give Purchaser representation equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that such number of shares of Common Stock so purchased bears to the number of shares of Common Stock outstanding; provided, that in no event shall such number of directors be less than a majority of the total number of directors of the Company. In connection with the foregoing, the Company shall, upon written request by Purchaser, promptly (i) increase the size of the Board of Directors of the Company to the extent permitted by its Articles of Incorporation and By-Laws (as amended if necessary); and/or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors of the Company (and shall hold a Board meeting for such purpose); and (iii) cause Purchaser's designees to be so elected; provided, however, that, in the event that Parent's designees are appointed or elected to the Board of Directors, until the Effective Time the Board of Directors shall have at least two directors who are directors on the date hereof and who are neither an officer of the Company or its subsidiaries nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Parent (the "Independent Directors"); provided further, that if the number of Independent Directors shall be reduced below two for any reason, any remaining Independent Directors (or Independent Director if there is only one) shall be entitled to fill such vacancy(ies) and if no Independent Directors remain, the other directors shall designate one person who shall not be either an officer of the Company or its subsidiaries or a designee, shareholder, affiliate or associate of Parent to fill one of the vacancies which person shall be deemed to be an Independent Director for purposes of the Merger Agreement and who shall be entitled to fill any remaining vacancy in the number of Independent Directors as provided in the Merger Agreement. Pursuant to the Merger Agreement, and subject to applicable law, the Company has agreed to take, at its expense, all action necessary to effect any such election or appointment of Purchaser's designees, including mailing to all holders of record of its outstanding securities the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Purchaser and Parent are obligated to supply to the Company all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule and are solely responsible for any information disseminated to shareholders with respect to either of them and their respective nominees.

     Upon consummation of the Offer and prior to the Effective Time, in addition to any other approval of the directors required by applicable law or the Articles of Incorporation or By-Laws of the Company, the Merger Agreement provides that the affirmative vote of a majority of the Independent Directors shall be required (i) to amend or terminate the Merger Agreement by the Company,
(ii) to waive any of the Company's rights or to exercise any of its remedies under the Merger Agreement, (iii) to extend the time for performance of Purchaser's obligations under the Merger Agreement or (iv) to take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors of the Company, whether or not such Independent Directors constitute a quorum.

PURCHASER'S DESIGNEES

     Pursuant to the terms of the Merger Agreement, it is expected that Purchaser's designees will take office as directors of the Company upon Purchaser's payment for such number of Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) in the Offer.

     Purchaser has advised the Company that its designees will be the persons named in the following table and has provided the information below regarding such individuals.

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                    NAME                       AGE    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
                    ----                       ---    --------------------------------------------------
Jacques A. Germay............................  55     Chairman of Parent and Purchaser; Chief Executive
47 Rue de L'Abbaye                                    Officer of Alpha, S.A.
4432 Alleur, Belgium
(citizen of Belgium)
Yves Willems.................................  39     Vice President of Parent and Purchaser; Managing
Parc Scientifique Athena                              Director of Carmeuse Coordination Center, S.A.;
Boulevard de Lauzelle 65                              Chief Financial Officer of The Carmeuse Group;
1348 Louvain-la-Neuve Nord                            Director of Coil, S.A.
Belgium
(citizen of Belgium)
Richard C. Kraus.............................  52     President and Chief Executive Officer of Parent
                                                      and Purchaser; President and Chief Executive
                                                      Officer of Echo Bay Mines from 1981 to April,
                                                      1997; Director of St. Mary Land and Exploration
                                                      Company
William S. Brown III.........................  62     Director of Strategic Development of Parent; Vice
                                                      President of Carmeuse North America Group and
                                                      Chairman of Marblehead Lime Company since July,
                                                      1998; President and Chief Executive Officer of
                                                      Carmeuse North American Group from November, 1994
                                                      to July, 1998; President and Chief Executive
                                                      Officer of Brown Group from July, 1991 to
                                                      November, 1994

     The business address of each of Purchaser's designees is c/o Parent, 390 East Joe Orr Road, Chicago Heights, Illinois 60411-0488. Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Parent and Purchaser have also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, and that none of such persons beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). The election of Purchaser's designees will be accomplished at a meeting or by written consent of the Board.

BOARD OF DIRECTORS OF THE COMPANY

                      DIRECTORS WHOSE TERMS EXPIRE IN 2001

CARL A. GILBERT
President and Chief Executive Officer of the Company

Director since 1994       Age: 56

     Mr. Gilbert has served as President and Chief Executive Officer of the Company since January 1, 1995. Prior to such date, Mr. Gilbert served as President and Chief Operating Officer of the Company from March 31, 1994 to December 31, 1994. Mr. Gilbert has served as President of Dravo Lime Company since February 1983. Mr. Gilbert also served as a Senior Vice President of the Company from October 1988 to December 1994.

WILLIAM G. ROTH
Former Chairman of the Board of Directors and Chief Executive Officer of the Company

Director since 1987       Age: 59

Member -- Audit Committee, Compensation Committee, Finance Committee and Nominating Committee

     Mr. Roth served as Chairman of the Board of Directors of the Company from June 1987 until his retirement in May 1994. Mr. Roth also served as Chief Executive Officer of the Company from June 1987 until December 1989 and as President from June 1987 to June 1988. In addition to his position on the Board of Directors of the Company, Mr. Roth also serves on the boards of directors of Amcast Industrial Corporation, Teknowledge Corporation and Service Experts Inc.

                      DIRECTORS WHOSE TERMS EXPIRE IN 2000

ARTHUR E. BYRNES
Chairman of the Board of Directors of the Company

Director since 1993       Age: 53

Member -- Audit Committee, Compensation Committee, Finance Committee and Nominating Committee

     Mr. Byrnes has served as a director of the Company since December 9, 1993 and Chairman since January 23, 1997. In addition to his position as Chairman of the Board of Directors of the Company, Mr. Byrnes is Chairman of Deltec Asset Management Corp. (independent investment counselors) and is a member of the boards of directors of Deltec International S.A. and Argo Bancorp, Inc.

JAMES C. HUNTINGTON, JR.
Director

Director since 1988       Age: 70

Member -- Audit Committee, Compensation Committee, Finance Committee and Nominating Committee

     Mr. Huntington has served as a director of the Company since January 28, 1988. Since his retirement as a Senior Vice President with American Standard, Incorporated (manufacturers of air conditioning, building products and transportation equipment) where he served from January 1977 until August 1988, Mr. Huntington has pursued a career as an independent businessman and also serves as a member of the boards of directors of Alumax Inc. and Westinghouse Air Brake Company.

PETER T. KROSS
Director

Director since 1997       Age 56

Member -- Audit Committee, Compensation Committee, Finance Committee and Nominating Committee

     Mr. Kross has served as a director of the Company since April 24, 1997. Mr. Kross has served as Senior Vice President, Investments, Everen Securities, Inc. (independent investment counselors) since 1987.

                      DIRECTOR WHOSE TERM EXPIRES IN 1999

WILLIAM E. KASSLING
Chairman, Chief Executive Officer
and President, Westinghouse Air Brake Company

Director since 1993       Age: 54

Member -- Audit Committee (Chairman), Compensation Committee, Finance Committee (Chairman) and Nominating Committee

     Mr. Kassling has served as Chairman, Chief Executive Officer and President of Westinghouse Air Brake Company (supplier of air brake systems and related products) since March 9, 1990. Prior to assuming his duties with Westinghouse Air Brake, Mr. Kassling served as Vice President/Group Executive of the Railway Products Group of American Standard, Incorporated. Mr. Kassling also serves as a member of the boards of directors of Scientific Atlantic, Inc. and Commercial Intertech.

     Mr. Konrad M. Weis notified the Company prior to the 1998 Annual Meeting of Shareholders of his intent to resign from the Board effective with the date of the 1998 Annual Meeting of Shareholders, at which time the size of the board was reduced from seven to six.

     The Board held 7 meetings during 1997. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board and meetings (13 in total during 1997) of the standing Audit, Compensation, Finance and Nominating Committees on which each such director served.

                            DIRECTORS' COMPENSATION

     The Chairman of the Board, who is not an officer or employee of the Company, receives cash compensation of $50,000 per year. Under the Non-Employee Retainer Fee Plan approved by the shareholders at the 1996 Annual Meeting of Shareholders, each director of the Company who is not an officer or employee receives as compensation for his services to the Company, in lieu of an annual retainer, 1,000 shares of the Company's Common Stock. In addition, directors receive as compensation $1,000 for every meeting of the Board and meetings of committees of the Board at which they are in attendance. The chairmen of the standing committees of the Board are compensated an additional $1,000 per year for serving as chairmen. Directors who are also officers or employees of the Company do not receive any additional remuneration for so serving. Under the Stock Option Plan of 1994, directors who are not officers or employees of the Company are granted on an annual basis, an option to purchase up to 1,500 shares of Common Stock, priced as of the day following each annual meeting of the shareholders of the Company.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     The By-laws of the Company provide that there shall be, as standing committees of the Board, an Audit Committee, a Compensation Committee, a Finance Committee and a Nominating Committee, each comprised exclusively of directors who are not current officers or employees of the Company. The committees receive their authority and assignments from the Board and report to the Board.

     Audit Committee -- The Committee is comprised of Messrs. Kross (Chairman), Kassling, Byrnes, Huntington, and Roth. The Committee held 2 meetings in 1997. The Committee's duties include recommending, for nomination by the Board and election at the annual shareholders' meeting, the firm of independent auditors to audit the Company's financial records and review the overall approach followed by the independent auditors and the Company's internal auditors to insure the integrity of the Company's published financial statements. In discharging these duties the Committee reviews the audit plans for the fiscal year and reviews reports from the independent auditors to determine, among other things, whether there have been any material changes in accounting principles and, if so, the effect of such changes on the valuation of the Company's assets or the determination of its earnings. After the end of each fiscal year, the Committee meets separately with the independent auditors and with the Chief Financial Officer of the Company to review the audit report prepared by the independent auditors and their comments with respect thereto.

     Compensation Committee -- The Committee is comprised of Messrs. Kassling (Chairman), Byrnes, Huntington, Kross and Roth. The Committee held 3 meetings in 1997. The Committee is empowered to fix the compensation of the executives of the Company. The Committee also selects the participants in the Company's Executive Benefit Plan, performs the functions of the committee under the Company's Incentive Compensation Plan and the Stock Incentive Plan encompassed therein, and performs the functions of the committee which determines awards under the Company's Employee Stock Option Plan of 1988 (the "1988 Plan") and Stock Option Plan of 1994 (the "1994 Plan").

     Finance Committee -- The Committee is comprised of Messrs. Kross (Chairman), Byrnes, Huntington, and Roth. The Committee did not meet in 1997. The Committee assists and counsels the Chief Executive Officer and Chief Financial Officer of the Company in the formulation and development of financial policies and plans.

     Nominating Committee -- The Committee is comprised of Messrs. Kassling (Chairman), Byrnes, Huntington, Kross and Roth. The Committee held 1 meeting in 1997. The Committee recommends, for nomination by the Board and election by the shareholders, individuals to serve as members of the Board. The Committee considers shareholder recommendations for positions on the Board. Any shareholder wishing to recommend a nominee for consideration by the Committee may do so by letter addressed to the Secretary of the Company, 11 Stanwix Street, Pittsburgh, Pennsylvania 15222.

                        BENEFICIAL SECURITY OWNERSHIP OF
                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the beneficial ownership, direct or indirect, of shares of the Company's outstanding securities, including shares of Common Stock as to which a right to acquire beneficial ownership exists (for example, through the exercise of stock options, conversions of securities or various trust arrangements) within the meaning of Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) each director, (ii) each of the five most highly compensated executive officers of the Company during the last completed fiscal year named in the Summary Compensation Table (hereinafter, the "Named Executive Officers") and (iii) all directors and executive officers as a group, as of September 15, 1998. No shares of Series B Preference Stock or Series D Preference Stock are beneficially owned by any director or Named Executive Officer of the Company.

                                                         NUMBER OF SHARES OF COMMON STOCK
                                                  BENEFICIALLY OWNED BY DIRECTORS, NOMINEES AND
                                                  NAMED EXECUTIVE OFFICERS ON SEPTEMBER 15, 1998
                                            ----------------------------------------------------------
                                                                NO. OF                     PERCENT OF
                                               NO. OF       SHARES SUBJECT                 OUTSTANDING
                                               SHARES          TO STOCK                      COMMON
                                            BENEFICIALLY     OPTIONS AND      AGGREGATE       STOCK
         NAME OF BENEFICIAL OWNER           OWNED (#)(1)     SARS (#)(2)      TOTAL (#)     OWNED (%)
         ------------------------           ------------    --------------    ---------    -----------
Earl J. Bellisario........................      3,000                0            3,000       *
  Senior Vice President, Chief Financial
  Officer and Secretary
Arthur E. Byrnes..........................     15,000            6,000           21,000       *
  Chairman of the Board and Director
Carl A. Gilbert...........................     10,033          230,000          240,033        1.6%
  Director, President and Chief Executive
  Officer
James C. Huntington, Jr. .................     21,000            6,000           27,000       *
  Director
William E. Kassling.......................      7,000            6,000           13,000       *
  Director
Peter T. Kross............................    536,700(3)         1,500          538,200        3.7%
  Director
John R. Major.............................      4,571           71,000           75,571       *
  Senior Vice President, Chief Operating
  Officer
James J. Puhala...........................      4,934(4)        71,000           75,934       *
  Former Vice President, General Counsel &
  Secretary
William G. Roth...........................     72,000          124,500          196,500        1.3%
  Director
Donald H. Stowe, Jr.......................      1,235(5)        59,000           60,235       *
  Former Vice President, Sales and
  Technology
Marshall S. Johnson,......................      1,733           61,500           63,233       *
  Vice President, Operations & Engineering
All directors and executive officers as a
  group (13 persons)......................    678,875          723,300        1,402,175        9.1%

---------------
 *  Less than 1%
(1) Unless otherwise indicated, the beneficial owner has sole voting and investment power over such securities. Amounts shown do not include shares acquired by certain officers since December 31, 1997 under the Company's 401(K) Savings Plan, the number of which shares is not material.
(2) Includes stock options granted to each of the persons and the group identified above which are currently exercisable as well as those options which will become exercisable within 60 days after September 15, 1998. No separately granted SARs are presently outstanding.
(3) Includes 7,200 shares owned by his wife, and 29,000 and 20,500 shares held by his daughter and son respectively.
(4) Includes 800 shares owned jointly with his wife.
(5) Includes 27 shares owned jointly with his wife.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Roth, a former executive officer of the Company, serves on the Compensation Committee.

                        EXECUTIVE OFFICERS' COMPENSATION

     The following table shows the compensation received by the Chief Executive Officer and the Named Executive Officers for services to the Company and its subsidiaries during the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                  ---------------------------------------   ---------------------------------
                                                                                    AWARDS            PAYOUTS
                                                                            -----------------------   -------
                                                                OTHER                    SECURITIES
                                                                ANNUAL      RESTRICTED   UNDERLYING
                                         SALARY     BONUS    COMPENSATION     STOCK       OPTIONS/     LTIP      ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR     ($)       ($)         ($)         AWARD(S)     SARS(1)     PAYOUTS   COMPENSATION
  ---------------------------     ----   -------   -------   ------------   ----------   ----------   -------   ------------
Carl A. Gilbert.................  1997   290,000         0         0             0         40,000         0             0
President & Chief                 1996   290,000    93,850         0             0              0         0             0
Executive Officer                 1995   225,000   111,900         0             0        140,000         0             0
Donald H. Stowe, Jr.(2).........  1997   120,840         0         0             0          7,000         0       $24,260(3)
Former Vice President,            1996   145,000    22,920         0             0              0         0             0
Sales & Technology                1995   140,000    27,300         0             0         35,000         0             0
John R. Major(4)................  1997   145,000         0         0             0         10,000         0             0
Senior Vice President,            1996   145,000    22,920         0             0              0         0             0
Chief Operating Officer           1995   140,000    27,300         0             0         35,000         0             0
James J. Puhala(5)..............  1997   140,000         0         0             0         10,000         0             0
Former Vice President,            1996   140,000    22,920         0             0              0         0             0
General Counsel & Secretary       1995   135,000    27,300         0             0         35,000         0             0
Marshall S. Johnson.............  1997   140,000         0         0             0         10,000         0             0
Vice President,                   1996   140,000    22,920         0             0              0         0             0
Operations & Engineering          1995   135,000    27,300         0             0         35,000         0             0

---------------
(1) In 1995, stock options awarded to Named Executive Officers were intended to represent two years' worth of awards. There were no additional stock option awards made to any Named Executive Officers during 1996.

(2) Mr. Stowe's employment as an executive officer terminated on October 31, 1997.

(3) Includes payments made under Mr. Stowe's Severance Agreement.

(4) Mr. Major was elected to his present position on October 21, 1997. Prior thereto, he was Vice President, Administration.

(5) Mr. Puhala's employment as an executive officer terminated on December 31, 1997.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding the grant of stock options during 1997 under the 1988 Plan and the 1994 Plan to each of the Named Executive Officers:

                                               PERCENT OF TOTAL
                                SECURITIES       OPTIONS/SARS
                                UNDERLYING        GRANTED TO                                            GRANT DATE
                               OPTIONS/SARS      EMPLOYEES IN     EXERCISE OR BASE                        PRESENT
            NAME               GRANTED(#)(1)    FISCAL YEAR(%)    PRICE ($/SHARE)    EXPIRATION DATE    VALUE($)(2)
            ----               -------------   ----------------   ----------------   ---------------   -------------
Carl A. Gilbert..............     40,000             20.8             10.1875            7/25/07          165,694
Donald H. Stowe, Jr..........      7,000              3.6             10.1875            7/25/07           28,980
John R. Major................     10,000              5.2             10.1875            7/25/07           41,400
James J. Puhala..............     10,000              5.2             10.1875            7/25/07           41,400
Marshall S. Johnson..........     10,000              5.2             10.1875            7/25/07           41,400

---------------
(1) All options are to purchase shares of Dravo Common Stock and vest and become exercisable one year after the grant date.

(2) In accordance with Securities and Exchange Commission rules, the estimated grant date present values were determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the model include: an option term of six years, volatility of 29.89%, a risk free rate of return of 6.11% and a reduction of 3% to reflect the probability that the above options will be forfeited prior to the vesting date. The ultimate value of the options will depend on the future market price of the Company's Common Stock which cannot be forecast with reasonable accuracy.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table sets forth information regarding the exercise of stock options during 1997 and the unexercised options held as of the end of 1997 by each of the Named Executive Officers:

                                                                  SECURITIES UNDERLYING       VALUE OF UNEXERCISED,
                                                                       UNEXERCISED                IN-THE-MONEY
                                             VALUE REALIZED           OPTIONS/SARS                OPTIONS/SARS
                               SHARES       (MARKET PRICE AT      AT FISCAL YEAR-END(#)       AT FISCAL YEAR-END($)
                             ACQUIRED ON     EXERCISE LESS      -------------------------   -------------------------
           NAME              EXERCISE(#)   EXERCISE PRICE)($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
           ----              -----------   ------------------   -------------------------   -------------------------
Carl A. Gilbert............       0                0                 200,000/40,000              114,531/32,500
John R. Major..............       0                0                  67,000/10,000                32,313/8,125
James J. Puhala............       0                0                  67,000/10,000                32,313/8,125
Donald H. Stowe, Jr........       0                0                   52,000/7,000                 6,874/5,688
Marshall S. Johnson........       0                0                  51,500/10,000                20,688/8,125

                              SEVERANCE AGREEMENTS

     The Company has entered into severance agreements with Messrs. Gilbert, Major, Puhala, Stowe, Johnson and three other executive officers. An executive receives benefits under these agreements only in the event of the termination of such executive's employment by the Company other than for cause (as defined in the agreements). In such event, the executive is entitled to receive continued compensation and benefits, including eligibility, coverage, vesting and benefit provisions under the Company's benefit plans, as if he were still an employee of the Company, for a period of two years following the date of the executive's termination.

                             EXECUTIVE BENEFIT PLAN

     The Company's Executive Death and Disability Income Plan, as adopted in October 1980, was amended and restated by the Board effective July 1, 1984, and redesignated the Executive Benefit Plan (the "Plan"). The Plan was further amended in 1994 to reflect changes in IRS limitations.

     Participation in the Plan is limited to high-ranking officers of the Company and its subsidiaries as selected by the Compensation Committee. The Plan, which is noncontributory, affords retirement, pre-retirement death, and disability benefits. The benefits under the Plan supplement, and are offset by, benefits payable from the Company's broad-based benefit programs.

     Retirement benefits are calculated pursuant to a final average earnings formula reduced by benefits payable under the Company's pension plan at normal retirement (age 65). The Compensation Committee has approved early retirement benefits for current participants in the plan after age 55. The following chart shows the estimated straight-life annual benefits payable at normal retirement age to eligible participants in specified earnings and years of service classifications. These estimates are before reduction for benefits payable under the Company's pension plan and are not subject to any deduction for Social Security benefits or other offset amounts. Messrs. Gilbert, Major, Puhala, Stowe and Johnson are participants in the Plan, having 24, 12, 23, 24 and 17 years of credited service, respectively. One other executive is a participant in the Plan.

                   ANNUAL RETIREMENT BENEFIT BASED ON SERVICE

                                         AVERAGE FINAL COMPENSATION
                                    (OVER 5 YEARS PRECEDING RETIREMENT)*
      YEARS OF         ---------------------------------------------------------------
       SERVICE         $100,000   $200,000   $300,000   $400,000   $500,000   $600,000
      --------         --------   --------   --------   --------   --------   --------
          5            $15,000    $ 30,000   $ 45,000   $ 60,000   $ 75,000   $ 90,000
         10             30,000      60,000     90,000    120,000    150,000    180,000
         15             45,000      90,000    135,000    180,000    225,000    270,000
         20             47,500      95,000    142,500    190,000    237,500    285,000
         25             50,000     100,000    150,000    200,000    250,000    300,000
         30             52,500     105,000    157,500    210,000    262,500    315,000
         35             55,000     110,000    165,000    220,000    275,000    330,000
         40             57,500     115,000    172,500    230,000    287,500    345,000

---------------

* Earnings for this purpose are amounts reported as Annual Compensation in the Summary Compensation Table, averaged over the five years preceding retirement.

     In the event of the participant's death, the Plan provides a surviving spouse an annual benefit equal to 45% of the participant's compensation (basic annual salary at death plus any incentive compensation paid in the 12-month period preceding death), reduced by the periodic surviving spouse benefit payable under the Company's pension plan, if applicable.

     The disability benefit provided under the Plan is an annual amount equal to 60% of the participant's compensation (basic annual salary at the onset of disability plus any incentive compensation paid in the 12-month period preceding the onset of disability), reduced by benefits payable under, and by amounts used as an offset in, the Company's long-term disability plan.

                  STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth each person or entity who may be deemed to have beneficial ownership of more than 5% of the Company's outstanding Common Stock, Series B Preference Stock and Series D Preference Stock as of September 15, 1998 based upon information furnished to the Company:

                                                                             AMOUNT AND NATURE
                                                                        OF BENEFICIAL OWNERSHIP(1)
                                                                      -------------------------------
                                          NAME AND ADDRESS             AGGREGATE           PERCENT
          CLASS                         OF BENEFICIAL OWNER           SHARES HELD        OF CLASS(2)
          -----                         -------------------           -----------        ------------
Common Stock                    Cowen & Company                        1,654,424(3)          11.2%
                                Financial Square
                                New York, NY 10005-3597
Common Stock                    The Prudential Insurance               1,621,676(4)          11.0%
                                Company of America, Inc.
                                751 Broad Street
                                Newark, NJ 07102-3777
Common Stock                    Norwest Corporation                    1,061,909              7.2%
                                Norwest Center
                                Sixth and Marquette
                                Minneapolis, MN 55479-1026
Common Stock                    Mellon Bank Corporation                  818,469(6)           5.6%
                                One Mellon Bank Center
                                Pittsburgh, PA 15258
Series B Preference Stock       Floyd A. Mechling                         16,000              100%
                                5 North Calibogue Cay
                                Hilton Head Island, SC 29928-2913
Series D Preference Stock       The Prudential Insurance                 200,000(4)           100%
                                Company of America, Inc.
                                Prudential Plaza
                                Newark, NJ 07102-3777

---------------
(1) For purposes of the foregoing table, a "beneficial owner" includes any person who directly or indirectly has or shares the power to vote or to direct the voting of shares of the Company's stock or who directly or indirectly has or shares the power to dispose of or to direct the disposition of such shares.

(2) As of September 15, 1998 there were 14,718,693 shares of Common Stock, 16,000 shares of Series B Preference Stock and 200,000 shares of Series D Preference Stock of the Company issued and outstanding.

(3) Cowen & Company, Cowen Incorporated, the parent holding company of Cowen & Company, and Joseph M. Cohen, an individual who may be deemed to control Cowen Incorporated, jointly filed with the Securities and Exchange Commission under the Exchange Act Amendment No. 3 to Schedule 13G which disclosed that as of December 31, 1997 Cowen & Company had sole voting and investment power with respect to 157,400 shares, shared voting power with respect to 1,069,500 shares, and shared investment power with respect to 1,497,024 shares of Common Stock of the Company. Cowen & Company is a registered broker-dealer and investment advisor that holds a portion of the shares of Common Stock covered by the Schedule 13G on behalf of its clients.

(4) The Prudential Insurance Company of America has filed with the Securities and Exchange Commission under the Exchange Act Amendment No. 11 to Schedule 13G which disclosed that the 200,000 shares of Series D Preference Stock owned by it are presently convertible into a total of 1,600,000 shares of Common Stock of the Company. Said Amendment No. 11 also disclosed that as of December 31, 1997, The Prudential Insurance Company of America had sole investment and voting power with respect to 6,900 additional shares and shared investment power with respect to 14,776 additional shares of Common Stock. The total of the foregoing, 1,621,676 shares, would represent 11.0% of the Company's Common Stock.

(5) Norwest Corporation and its subsidiary, Norwest Bank Colorado, N.A. ("NBC"), have jointly filed with the Securities and Exchange Commission under the Exchange Act Amendment No. 14 to Schedule 13G. NBC's principal place of business is, 1740 Broadway, Denver, Colorado 80274-8677. In its filing, NBC disclosed that as of December 31, 1997, it was the beneficial owner of 1,048,500 shares of the Company's Common

    Stock, including 830,000 shares held for the ATTIMCO Long-Term Investment Trust with respect to a portion of whose assets NBC acts as an investment advisor, such amount representing 7.1% of the Company's outstanding Common Stock. Norwest Corporation, as the parent holding company of NBC and other various subsidiaries, may be deemed to own the shares of the Company's Common Stock beneficially owned by such subsidiaries.

(6) Mellon Bank Corporation, a holding company for various direct or indirect subsidiaries identified on a Schedule 13G filed by it with the Securities and Exchange Commission under the Exchange Act, disclosed that it, as the parent holding company of such subsidiaries, none of which individually hold in excess of 5% of the Company's outstanding Common Stock, may be deemed to be the beneficial owner of in excess of 5% of the Company's outstanding Common Stock as a result of the aggregation of the holdings of its subsidiaries. In its Schedule 13G, Mellon Bank Corporation disclosed that it may be deemed to have sole voting power with respect to 673,369 shares, sole dispositive power with respect to 718,569 shares and shared dispositive power with respect to 99,600 shares of the Company's Common Stock.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms which they file.

     To the Company's knowledge, based solely on review of information furnished to the Company, reports filed through the Company and representations that no other reports were required, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 1997.